1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 9, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC August 2011 Sales Report

Hsinchu, Taiwan, R.O.C. – September 9, 2011 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for August 2011: On an unconsolidated basis, net sales were approximately NT$37.04 billion, an increase of 6.1 percent over July 2011 and an increase of 1.5 percent over August 2010. Revenues for January through August 2011 totaled NT$282.35 billion, an increase of 7.2 percent compared to the same period in 2010.

On a consolidated basis, net sales for August 2011 were approximately NT$ 37.64 billion, an increase of 6.2 percent over July 2011 and an increase of 0.7 percent over August 2010. Consolidated revenues for January through August 2011 totaled NT$288.96 billion, an increase of 6.3 percent compared to the same period in 2010.

“In August, we have completed some rush orders for customers, therefore, TSMC’s third quarter revenue is likely to exceed the guidance given on July 28, 2011 (consolidated revenues between NT$102 billion and NT$104 billion),” said Senior Vice President Ms. Lora Ho, TSMC’s Chief Financial Officer and Spokesperson. “However, given the increased uncertainty in the global economy, TSMC does not expect that these short-term rush orders will continue into the fourth quarter.”

TSMC Sales Report (Unconsolidated):

(Unit: NT$ million)

Period	August 2011	July 2011	M-o-M Increase (Decrease) %	August 2010	Y-o-Y Increase (Decrease) %	January through August 2011	January through August 2010	Y-o-Y Increase (Decrease) %

Net Sales	37,042	34,917	6.1	36,498	1.5	282,352	263,465	7.2

*	Year 2011 figures have not been audited.

TSMC Sales Report (Consolidated):

(Unit: NT$ million)

Period	August 2011	July 2011	M-o-M Increase (Decrease) %	August 2010	Y-o-Y Increase (Decrease) %	January through August 2011	January through August 2010	Y-o-Y Increase (Decrease) %

Net Sales	37,645	35,432	6.2	37,391	0.7	288,963	271,758	6.3

*	Year 2011 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

1

Taiwan Semiconductor Manufacturing Company Limited

September 09, 2011

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August, 2011.

1) Sales volume (in NT$ thousands)

Period	Items	2011	2010
August	Net sales	37,041,705	36,498,090
Jan.-August	Net sales	282,352,266	263,464,747

2) Funds lent to other parties (in NT$ thousands)

	Limit of lending	August	Bal. as of period end*
TSMC Partners	33,114,388	—	7,260,000
TSMC Global	42,017,163	—	24,684,000

*	The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$ thousands) : None.

4) Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option	Others
					Sell	Buy
Margin Payment		—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	30,879,222	5,476,501	—	—	—	—
	Mark to Market Profit/Loss	—	188,915	(23,365)	—	—	—	—
	Unrealized Profit/Loss	—	196,749	(23,365)	—	—	—	—
Expired Contracts	Notional Amount	—	96,548,444	92,672,877	—	—	—	—
	Realized Profit/Loss	—	(35,301)	(225,934)	—	—	—	—
Equity price linked prodect (Y/N)		—	N	N	—		—	—

TSMC’s subsidiaries - TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option	Others
					Sell	Buy
Margin Payment		—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	8,267,756	—	—	—	—	—
	Mark to Market Profit/Loss	—	(20,797)	—	—	—	—	—
	Unrealized Profit/Loss	—	(20,797)	—	—	—	—	—
Expired Contracts	Notional Amount	—	79,414,877	—	—	—	—	—
	Realized Profit/Loss	—	(116,091)	—	—	—	—	—
Equity price linked prodect (Y/N)		—	N	—	—		—	—

TSMC’s subsidiaries - TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option	Others
					Sell	Buy
Margin Payment		—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	433,283	—	—	—	—	—
	Mark to Market Profit/Loss	—	369	—	—	—	—	—
	Unrealized Profit/Loss	—	(377)	—	—	—	—	—
Expired Contracts	Notional Amount	—	21,328,425	—	—	—	—	—
	Realized Profit/Loss	—	(40,876)	—	—	—	—	—
Equity price linked prodect (Y/N)		—	N	—	—		—	—